Exhibit 4.6

EXECUTION VERSION

CONFIDENTIAL

LICENSE AGREEMENT

by and between

NLS PHARMACEUTICS LTD.

And

NOVARTIS PHARMA AG

dated

11 March 2021

LICENSE AGREEMENT

This LICENSE AGREEMENT (this “Agreement”) is made as of 11 March 2021 (the “Effective Date”), by and between Novartis Pharma AG, a company organized under the laws of Switzerland and located at Lichtstrasse 35, CH-4056 Basel, Switzerland (“Novartis”) and NLS Pharmaceutics Ltd., a company organized under the laws of Switzerland and located at Alter Postplatz 2, CH-6370 Stans, Switzerland (“NLS”). Novartis and NLS are each referred to individually as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Novartis and/or its Affiliates own or Control the data relevant to mazindol and

WHEREAS, NLS wishes to obtain from Novartis, and Novartis wishes to grant to NLS, certain licenses of data relevant to mazindol in the Field with which NLS desires to research, develop, market, sell, offer for sale, distribute, manufacture and have manufactured Licensed Products in the Field, as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1 Definitions. The capitalized terms used in this Agreement shall have the following meanings:

“Accounting Standards” means, with respect to NLS, IFRS (International Financial Reporting Standards), as consistently applied by NLS and its Affiliates. NLS shall promptly notify Novartis in the event that it changes the Accounting Standards pursuant to which its records are maintained, it being understood that NLS may only use internationally recognized accounting principles (i.e., IFRS or US GAAP).

“Affiliate” means, with respect to a Party, any Person that directly or indirectly controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” means: (a) direct or indirect ownership of more than fifty percent (50%) of the shares of stock entitled to vote for the election of directors, in the case of a corporation; (b) more than fifty percent (50%) of the equity interest in the case of any other type of legal entity or status as a general partner in any partnership; (c) any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity; (d) if a Party has rights to variable returns from its involvement with an entity or Person and has the ability to affect its returns and cause the direction of the management or policies of such entity or Person through its power over such entity or Person; or (e) the ability to cause the direction of the management or policies of a corporation or other entity. In the case of entities organized under the Laws of certain countries, the maximum percentage ownership permitted by Law for a foreign investor may be less than fifty percent (50%), and in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.

“Agreement” is defined in the Preamble.

“Auditor” is defined in Section 7.5(b).

“Business Day” means a day other than (a) a Saturday or a Sunday; (b) a bank or other public holiday in Basel and Stans, Switzerland.

“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.

“Calendar Year” means a period of twelve (12) consecutive calendar months ending on December 31.

“cGCP” means current Good Clinical Practices as defined in 21 C.F.R. § 50, 54, 56, 312 and 314, and applicable ICH standards as each may be amended from time to time, and further including any analogous set of regulations, guidelines or standards as defined, from time to time, by any relevant Regulatory Authority having jurisdiction over the Development, use, Manufacture, and/or Commercialization of the Licensed Products.

“cGLP” means current Good Laboratory Practices as defined in 21 C.F.R. § 58 and applicable FDA then-current laboratory review and inspection requirements, as each may be amended from time to time, and further including any analogous set of regulations, guidelines or standards as defined, from time to time, by any relevant Regulatory Authority having jurisdiction over the Development, use, Manufacture, and/or Commercialization of the Licensed Products.

“cGMP” means current Good Manufacturing Practices pursuant to 21 C.F.R. § 211, et seq., and applicable ICH standards, as each may be amended from time to time, and further including any analogous set of regulations, guidelines or standards as defined, from time to time, by any relevant Regulatory Authority having jurisdiction over the Development, use, Manufacture, and/or Commercialization of the Licensed Products.

“Change of Control” is defined in Section 15.2(c)(ii).

“Combination Product” is defined in the definition of “Net Sales”.

“Commercialize” means any and all activities directed toward commercialization of the Licensed Products, including pre-launch, launch and post-launch marketing, promoting, detailing, distributing, importing, exporting, selling or offering to sell a Licensed Product, including Manufacturing activities in support of the foregoing. “Commercialization” and “Commercializing” shall have a corresponding meaning.

“Compliance Standards” is defined in Section 8.4(a).

“Compound” means mazindol.

“Control” or “Controlled” means, with respect to any proprietary, trade secret or other data or information, the legal authority or right (whether by ownership, license or otherwise) of a Party or its Affiliates to grant a license or a sublicense of data to the other Party or its Affiliates or provide such data or other information to such other Party or its Affiliates without breaching the terms of any agreement with a Third Party, or misappropriating the proprietary or trade secret information of a Third Party or without giving rise to any financial or other obligation to any Third Party.

“Develop” or “Development” means, with respect to the Compound or any Licensed Products, drug research and development activities, including, without limitation, process development, test method development and stability testing, assay development and audit development, toxicology, formulation, pharmaceutical development, quality assurance/quality control development, statistical analysis, clinical studies, process development, packaging development, product validation activities, regulatory affairs, and the preparation, filing and prosecution of Regulatory Filings with Regulatory Authorities, including, without limitation, the EMA and the FDA, in order to obtain the Regulatory Approval for any such Licensed Products in a particular country.

“Effective Date” is defined in the Preamble.

“EMA” means the European Medicines Agency or any successor entity thereto.

“FDA” means the United States Food and Drug Administration or any successor entity thereto.

“Field” means autism, attention deficit hyperactivity disorder, narcolepsy type 1 and type 2, idiopathic hypersomnia, Klein-Levine syndrome and substance abuse disorder.

“First Commercial Sale” means, with respect to a Licensed Product, the first arm’s length sale to a Third Party (other than an Affiliate or sublicensee) in a particular country after the Regulatory Approval of such Licensed Product has been obtained in such country, for use of such Licensed Product in the Field in the Territory.

“Force Majeure” means any unavoidable and unforeseeable event which is beyond the reasonable control of the Party affected, including but not limited to the following events: earthquake, storm, flood, fire or other acts of nature, epidemic, war (whether or not declared), riot, public disturbance, strike or lockouts, government actions, terrorist attack or the like.

“Governmental Entity” means any court, agency, authority, department, legislative or regulatory body or other instrumentality of any government, country, or national, federal, state, provincial, regional, county, city or other political subdivision of any such government or country, a supranational organization of which any such government or country is a member, or quasi-governmental authority or self-regulatory organization of competent authority.

“ICH” means The International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

“Improvements” is defined in Section 5.1(b).

“Improvement Patents” is defined in Section 5.3.

“IND” means an Investigational New Drug application in the United States filed with the FDA or the corresponding application for the investigation of Licensed Products in any other country or group of countries, as defined in the applicable Law and filed with the Regulatory Authority of a given country or group of countries.

“Information” means all proprietary information and data of a financial, commercial, clinical or technical nature, including Know-How, owned or Controlled by a Party, which has been supplied or otherwise made available to the other Party or its Affiliates, under this Agreement or under the CDA executed between the Parties on July 22, 2017 and whether made available orally (if and to the extent a written summary of such oral information is made available within thirty (30) days after the oral information is made available), in writing or in electronic form, including information comprising or relating to concepts, discoveries, inventions, data, designs or formulae.

“Insolvency Event” means, in relation to a Party, any one of the following: (a) such Party is the subject of voluntary or involuntary bankruptcy proceedings instituted on behalf of or against such Party (except for involuntary bankruptcy proceedings which are dismissed within one-hundred and twenty (120) days); (b) an administrative receiver, receiver and manager, interim receiver, custodian, sequestrator or similar officer is appointed for substantially all of the assets of such Party; (c) a resolution to wind up such Party shall have been passed, other than a resolution for the solvent reconstruction or reorganization of such Party; or (d) a resolution shall have been passed by such Party’s board of directors to make an application for an administration order or to appoint an administrator for substantially all of the assets of such Party.

“Intellectual Property Rights” means all rights in Patents, rights to inventions, copyright and related rights, rights in trademarks, trade names and domain names, rights in designs, rights in computer software, database rights, rights in Information, Know-How and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions (for their full term) of, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

“Intermediaries” is defined in Section 8.4(b).

“Know-How” means all existing and available technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, package specifications, chemical specifications, analytical test methods, stability data, testing data, product specifications, instructions, processes, formulation information, validation documents, materials (including all biological and chemical materials), drawings, formulae, reports, and other technology and techniques including all biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical safety, safety data, preclinical and clinical data, and expertise and other technology applicable to compounds, molecules, cell lines, formulations, compositions, products or to their manufacture, development, registration, use or Commercialization or methods of assaying or testing them or process for their manufacture, formulations containing them, compositions incorporating or comprising them, expertise and information, regulatory filings and copies thereof, relevant to the development, manufacture, use or Commercialization of and/or which may be useful in studying, testing, development, production or formulation of products, or intermediates for the synthesis thereof.

“Knowledge” means to the knowledge of the employees of Novartis listed on Schedule C.

“Law” means any statute, law, regulation, rule, code, order, ordinance, judgment or requirement of a Governmental Entity.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Licensed Data” means data that is listed on Schedule B and, provided, however, that notwithstanding anything else in this Agreement or on Schedule B, the documentation listed in Schedule B shall be provided in two stages: (i) within 30 days of the Effective Date for documents on Schedule B which are in electronic format and readily available/accessible, and (ii) for all other documents on Schedule B, when conditions related to the COVID-19 pandemic have subsided sufficiently so that Novartis staff has the capability to physically extract documents from archives which are in paper format and have not yet been digitized.

“Licensed Know-How” means the Know-How relevant to Compound or Licensed Product, but only to the extent that such Know-How is (a) owned and/or Controlled by Novartis and/or its Affiliates as of the Effective Date, (b) is necessary to Develop, Manufacture or have Manufactured, and/or Commercialize any Licensed Products in the Field in the Territory, including to Manufacture or have Manufactured the Compound in the Field in the Territory, and (c) is provided to NLS pursuant to Article 3.

“Licensed Product(s)” means one (1) or more pharmaceutical, therapeutic or diagnostic products containing the Compound as an active ingredient alone or in combination with other active ingredients.

“Licensed Product Activities” is defined in Section 4.1.

“Losses” is defined in Section 9.1.

“Manufacture” or “Manufacturing” means any and all activities directed to the manufacture, receipt, incoming inspections, storage and handling of the Compound and/or any Licensed Products, and the manufacture, processing, formulation, fill, finish, packaging, labeling, warehousing, quality control testing (including in-process, release and stability testing), supplying, shipping, and release thereof, including manufacturing process development, scale-up, yield and other improvements, and validation and other testing, as well as recordkeeping, data and database development, management, storage and retention activities relating to any of the foregoing in this definition.

“mazindol” means the active pharmaceutical ingredient mazindol.

“Milestone” is defined in Section 6.2.

“Milestone Payments” is defined in Section 6.2.

“Net Sales” means the net sales recorded by NLS or any of its Affiliates or sublicensees (sublicensees excludes distributors and wholesalers) for any Licensed Products sold to Third Parties other than sublicensees, as determined in accordance with NLS’ Accounting Standards as consistently applied. The deductions booked on an accrual basis by NLS and its Affiliates under its Accounting Standards to calculate the recorded net sales from gross sales include, without limitation, the following:

(a)	normal trade and cash discounts;

(b)	amounts repaid or credited by reasons of defects, rejections, recalls or returns;

(c)	rebates and chargebacks to customers and Third Parties (including, without limitation, Medicare, Medicaid, managed healthcare and similar types of rebates);

(d)	amounts provided or credited to customers through coupons and other discount programs;

(e)	delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates or retroactive price reductions;

(f)	fee for service payments to customers for any non-separable services (including compensation for maintaining agreed inventory levels and providing information); and

(g)	other reductions or specifically identifiable amounts deducted for reasons similar to these listed above in accordance with the Accounting Standards.

With respect to the calculation of Net Sales:

(w)	Net Sales only include the value charged or invoiced on the first arm’s length sale to a Third Party. Sales between or among NLS and its Affiliates and between NLS and its sublicensees shall be disregarded for purposes of calculating Net Sales;

(x)	if a Licensed Product is delivered to the Third Party before being invoiced (or is not invoiced), Net Sales will be calculated at the time all the revenue recognition criteria under the Accounting Standards are met; and

(y)	wholesalers and distributors shall not be considered as sublicensees.

In the event that a Licensed Product is sold in a finished dosage form containing the Compound in combination with one (1) or more other active ingredients (a “Combination Product”), Net Sales will be calculated by multiplying the Net Sales of the Combination Product by a fraction, A/(A+B), where “A” is the weighted (by sales volume) average sale price in the relevant country of such Licensed Product containing the Compound as the sole active ingredient in finished dosage form, and “B” is the weighted average sale price (by sales volume) in that country of the product(s) containing the other component(s) as the sole active ingredient(s) in finished dosage form. Regarding prices comprised in the weighting average price when sold separately referred to above, if these are available for different dosages from the dosages of Compound and other active ingredient components that are included in the Combination Product, then Novartis shall be entitled to make a proportional adjustment to such prices in calculating the Net Sales of the Combination Product. If the weighted average sale price cannot be determined for the Product or other product(s) containing the single Compound or component(s), the calculation of Net Sales for Combination Products will be agreed by the Parties based on the relative value contributed by each component (each Party’s agreement not to be unreasonably withheld or delayed).

“Net Sales Milestone Payment Amount” is defined in Section 6.4.

“NLS” is defined in the Preamble.

“Novartis” is defined in the Preamble.

“Novartis Indemnitees” is defined in Section 11.1.

“Party” and “Parties” are defined in the Preamble.

“Patents” means any and all (a) granted patents; (b) pending patent applications, including all provisional applications, divisionals, continuations, substitutions, continuations-in-part and renewals, and all patents granted thereon; (c) patents-of-addition, re-examinations, reissues and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof; (d) inventor’s certificates; and (e) other forms of government-issued rights substantially similar to any of the foregoing.

“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

“Phase 3 Clinical Trial” means a pivotal clinical study with a defined dose or a set of defined does of a pharmaceutical product in patients designed to ascertain the efficacy and safety of such product for the purpose of enabling the preparation and submission of applications for Regulatory Approval.

“Regulatory Approval” means, with respect to a Licensed Product, any approval (notwithstanding the indication), registration, license or authorization from a Regulatory Authority to market and sell such Licensed Product in the Field in one or more countries in the Territory. For clarity, Regulatory Approval does not include any approvals related to pricing and/or reimbursement of a Licensed Product.

“Regulatory Authority” means, in a particular country or regulatory jurisdiction, any applicable Governmental Entity involved in granting Regulatory Approval in such country or regulatory jurisdiction, such as the FDA or the EMA.

“Regulatory Filings” means, with respect to a Licensed Product, any submission to a Regulatory Authority for any appropriate Regulatory Approval.

“Sales Report” is defined in Section 7.4.

“Term” is defined in Section 12.1(a).

“Territory” means worldwide with the exception of Japan, subject to Section 2.1.

“Third Party” means any Person other than a Party or an Affiliate of a Party.

“Upfront Payment” is defined in Section 6.1.

“US Dollars” or “US$” or “United States Dollars” means the lawful currency of the United States of America.

1.2 Interpretation. In this Agreement unless otherwise specified:

(a)	“includes” and “including” shall mean respectively includes and including without limitation;

(b)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(c)	the Schedules and other attachments form part of the operative provision of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Schedules and attachments;

(d)	references to Articles and Sections are to articles and sections of this Agreement unless otherwise specified;

(e)	a reference to an enactment or statutory provision is a reference to it as it may from time to time be amended, modified, consolidated, repealed or reenacted and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

(f)	the headings in this Agreement are for information only and shall not be considered in the interpretation of this Agreement;

(g)	any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not include email);

(h)	the words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and

(i)	the Parties agree that the terms and conditions of this Agreement are the result of negotiations between the Parties and that this Agreement shall not be construed in favor of or against any Party by reason of the extent to which any Party participated in its preparation.

2.	LICENSE

2.1 License Grant from Novartis to NLS.

Subject to the terms and conditions of this Agreement, Novartis grants to NLS a non-exclusive (except for the USA), sublicenseable (subject to Section 2.2), assignable (subject to Section 15.2) license under the Licensed Data to use the Licensed Data solely to Develop, Manufacture or have Manufactured and/or Commercialize Licensed Products including the right to Manufacture or have Manufactured the Compound in the Field in the Territory. For the avoidance of doubt, for the USA, such license shall be exclusive; provided, however, that Novartis agrees not to grant such a license in the future for any other country in the Territory and Novartis acknowledges that with respect to Canada, it may have granted such license to a company in the past, and it believes such company is now dissolved, and in addition, with respect to France, it may have granted such license as well. Notwithstanding the foregoing, to the Knowledge of Novartis, other than with respect to the now dissolved company in Canada and with respect to France, Novartis has not previously licensed the use of such data for the Field in any country in the Territory, but if such license does exist, NLS shall have no right to make any legal claim of any kind against Novartis based on this Agreement or otherwise.

2.2	Sublicensing.

Any sublicense by NLS will be subject to a written agreement that (i) requires the sublicensee to comply with all applicable obligations of this Agreement and (ii) is not in conflict with any term of this Agreement. NLS shall provide Novartis with a copy of such sublicense. NLS shall undertake to enforce the provisions of any such sublicense and shall remain responsible and jointly and severally liable with the sublicensee to Novartis for any breach of this Agreement which is caused by any acts or omissions of its sublicensees as if they were the acts or omissions of NLS under this Agreement.

2.3	Reservation of Rights by Novartis.

Without prejudice to any other rights that Novartis and/or its Affiliates may have, NLS agrees that Novartis and/or its Affiliates retains or shares full and unencumbered rights to exploit or have exploited the Compound in the Territory outside the Field. Novartis also retains the right to use and reference the Licensed Data and the Licensed Know-How to the extent it is necessary or useful for the defense, correspondence or prosecution of any legal or regulatory proceeding or investigation in which Novartis or any of its Affiliates is involved. NLS acknowledges and agrees that as between the Parties, Novartis and/or its Affiliates are the sole owner(s) of all right, title and interest in and to Compound as well as all Licensed Data, and NLS has not acquired, and shall not acquire, any right, title or interest in or to the Compound and Licensed Data pursuant to this Agreement other than the rights expressly set forth in this Agreement. For the avoidance of doubt, NLS hereby acknowledges and agrees that it or any of its Affiliates or any Third Party acting on behalf of, or under the authority of or license from, NLS, shall have no right to practice, and shall not practice, during the Term and at any time thereafter, any Licensed Data for any purpose other than to Develop, Manufacture or have Manufactured, and/or Commercialize Licensed Products in the Field in the Territory, including the right to Manufacture or have Manufactured the Compound in the Field in the Territory, in each case as provided for in this Agreement

3.	TRANSFER OF LICENSED DATA AND LICENSED KNOW-HOW

3.1 Licensed Data and Licensed Know-How. The Parties agree and acknowledge that within the time period specified in the definition of “Licensed Data”, Novartis shall have provided NLS with the necessary Information, comprising Licensed Data and Licensed Know-How, which NLS would need to proceed with its Development, Manufacturing and Commercialization of Licensed Product in the Field. For additional information, at NLS’s request, Novartis will try to provide such information where such information is available and it is feasible to do so, however, only if Novartis has the appropriate resource available to support NLS in collecting such required additional information and at an agreed upon cost in advance between NLS and Novartis, in Novartis’ sole discretion.

3.2 Adverse Event Reporting and Safety Data Exchange.  NLS shall be solely responsible for the reporting and handling of safety information involving or relating to the Compound and/or Licensed Products that are subject to this Agreement to the extent required by applicable Law.

4.	DEVELOPMENT, COMMERCIALIZATION AND MANUFACTURING

4.1 NLS Responsibilities. NLS will Develop or have Developed, Manufacture or have Manufactured, and Commercialize or have Commercialized Licensed Products in the Field in the Territory (individually and together, the “Licensed Product Activities”) at its own cost and expense and to conduct the Development activities as outlined in the Development Plan, NLS shall provide Novartis with an updated version of such Development Plan in accordance with its reporting obligations as defined in Section 4.2.

4.2 Reporting Obligations. NLS shall provide Novartis with a written summary report on or before the first (1st) of March of each Calendar Year, summarizing NLS’: (a) Licensed Product Activities for the Compound and/or the Licensed Product(s) in the Field in the Territory performed in the prior twelve (12)-month period, and (b) anticipated plans for the Licensed Product Activities for the Compound and/or the Licensed Product(s) in the Field in the Territory for the subsequent twelve (12)-month period. The reporting obligation of NLS to produce and communicate a written summary report under this article shall immediately cease upon the payment of the Net Sales Milestone due under as clause 6.4.(a); provided, however, that if at such time or thereafter NLS has any sublicensees or promotion partners in the United States, such obligation will continue or resume.

5.	INTELLECTUAL PROPERTY

5.1 Ownership. Subject only to the license rights expressly granted to the other Party under this Agreement:

(a)	Each Party shall retain all right, title and interest in and to any Intellectual Property Rights that are owned, licensed or sublicensed by such Party prior to or independent of this Agreement

(b)	NLS shall retain all rights, title and interest to the Orphan Drug Designation of mazindol granted to NLS by the European Commission and by the FDA respectively in 2016 for the treatment of narcolepsy, type 1 and type 2.

(c)	NLS shall be the sole owner of any Patents and Know-How discovered, developed, invented, conceived or reduced to practice in connection with this Agreement, including in respect of any invention (patentable or not patentable) made using the Licensed Data and arising from such activities (“Improvements”).

(d)	To the extent of any Improvements hereunder, NLS shall have no right to exploit and/or practice, and shall not exploit and/or practice, any such Improvements outside the Field in the Territory.

5.2 No Diminution of Rights. NLS shall not do or omit to do anything that would substantially diminish or impair the rights of Novartis and/or its Affiliates in the Licensed Data and Licensed Know-How, provided however, that the foregoing shall not restrict NLS’ discretion as to the Development, use, Manufacture and Commercialization of the Compound and/or Licensed Products.

5.3 Prosecution and Defense of Patents. As of the Effective Date, NLS shall be solely responsible for the filing, prosecution and maintenance of any Patents claiming Improvements. (“Improvement Patents”). NLS shall be responsible for all costs and expenses incurred by it relating to such filing, maintenance and prosecution, including attorneys’ fees and internal costs incurred in connection therewith.

6.	FINANCIAL PROVISIONS

6.1 Upfront Payment. As partial consideration for the licenses and rights granted to NLS hereunder, NLS shall pay to Novartis a one-time, non-refundable, non-creditable upfront payment (the “Upfront Payment”) of Two Hundred Sixty-Nine Thousand Two Hundred Fifty United States Dollars (US$269,250.00) due on the Effective Date, without any deduction for any bank charges which shall be paid separately by NLS, and which is inclusive of Swiss VAT of $19,250.

6.2 Digitalization Fees. In addition to the payment in 6.1, NLS shall separately pay Novartis for the costs and expenses of digitalization of NDA volumes selected by NLS from the NDA Table of Contents in Schedule B, as well as any other documents selected by NLS for digitalization from Schedule B.  Novartis shall bill such amount in one or more invoices and charge 60 USD per volume.  NLS will pay such invoices to Novartis within thirty (30) days from the date of its receipt of the invoice.

6.3 Milestone Payments. As partial consideration for the licenses and rights granted to NLS hereunder, NLS shall pay to Novartis upon achievement of the milestones set forth below (each, a “Milestone”) by NLS itself or through any of its Affiliates or sublicensees, the corresponding one-time, non-refundable, non-creditable payments (“Milestone Payments”):

Milestone	Milestone Payment
End of Phase 2 meeting with the FDA, subject to the FDA accepting the validity of the Novartis’ data submitted for a Licensed Product. The Milestone Payment associated with this Milestone may be reduced, in the event that FDA requires any toxicology study(ies) to be repeated, but such reduction shall not apply if NLS does additional complementary toxicology studies. The reduction shall be for the actual documented third party costs of the study(ies); provided, however, that in no event shall this Milestone be reduced below US$375,000, even if the cost of such toxicology studies exceeds US$375,000.	Seven Hundred Fifty Thousand United States Dollars (US$750,000.00) (subject to reduction as per Milestone definition in column to the left)

Approval, received by NLS, its Affiliates or any sublicensee of regulatory dossier by the FDA for any Licensed Product	Two Million United States Dollars (US$2,000,000.00)

Receipt of any up-front and/or milestones payments, received by NLS or its Affiliates, from its sublicensees and/or promotion partners in the United States	1% of amount received

6.4 Each Milestone Payment shall be deemed earned as of the first achievement of the respective Milestone event, and is payable one time only

6.5 Net Sales Milestone.

(a)	Net Sales Milestone. As partial consideration for the licenses and rights granted to NLS hereunder, NLS will make a one-time, non-refundable, non-creditable milestone payment to Novartis on cumulative Net Sales of all Licensed Products as set forth below:

Cumulative Net Sales of Licensed Products in the Territory	Net Sales Milestone Payment Amount
Milestone upon NLS, its Affiliates or sublicensees cumulative Net Sales of Two Hundred Fifty Million US Dollars ($250,000,000) in the Territory	Three Million US Dollars ($3,000,000)

The Net Sales Milestone Payment Amount shall be deemed earned as of the first achievement of the Net Sales Milestone event. NLS shall pay the Net Sales Milestone Payment Amount only one-time.

(i)	Example for Calculation of Net Sales Milestone: The example below describes a situation where the milestone is paid during year 3:

Year 1: Total Net Sales reported in all markets equals to 50 mio USD

Year 2: Total Net Sales reported in all markets equals to 120 mio USD corresponding to a cumulative Net Sales of 170 mio USD at the end of year 2.

Year 3: Total Net sales reported in all markets equals to 150 mio USD corresponding to a cumulative Net Sales of 320 mio USD; milestone payment triggered in the course of year 3.

7.	REPORTS AND PAYMENT TERMS

7.1 Payment Terms.

(a)	NLS shall notify Novartis in writing within ten (10) days after achievement of the applicable Milestone and Novartis shall thereafter issue to NLS an invoice substantially in the form provided by Novartis in respect of the applicable Milestone Payment. NLS will pay such invoice to Novartis within thirty (30) days from the date of its receipt of the invoice, provided, however, that the payment terms for the Upfront Payment shall be paid as per the timing specified in Section 6.1(a).

(b)	All payments from NLS to Novartis shall be made by wire transfer of immediately available funds in US Dollars to the credit of such bank account or accounts as may be designated by Novartis in writing to NLS from time to time. Any payment which falls due on a date which is not a Business Day may be made on the next succeeding Business Day.

7.2 Currency Exchange Rate. All payments under this Agreement shall be payable in US Dollars.

7.3 Taxes. In the event any payments to be made by NLS to Novartis hereunder are subject to deduction or withholding of any tax under applicable Law, NLS shall deduct in full the respective amount from the payment due and pay the full amount withheld or deducted to the relevant taxing authority. Within sixty (60) days of making such payment to the relevant taxing authority, NLS shall deliver to Novartis proof of such payment. Each Party agrees to reasonably assist the other Party in lawfully claiming exemptions from and/or minimizing such deductions or withholdings under double taxation Laws, treaties or similar circumstances. Except for Article 6, Section 6.1 of the Agreement, all amounts in this Agreement are exclusive of sales taxes and VAT. Novartis (CHE 116.268.023 MWST) and NLS (CHE-447.067.367 MWST) are VAT registered in Switzerland. Both parties agree that for the supply of services by Novartis, Swiss VAT, charged at the current applicable ordinary tax rate (2020, currently 7.7%) will be added to the agreed sales price (Art. 3 e and Art. 8 para 1 of the Swiss VAT Law). Novartis has to issue its invoices according to Art. 26 of the Swiss VAT law.

7.4 Sales Report. After the First Commercial Sale in the Territory and within thirty (30) days after the end of each Calendar Quarter, NLS will prepare and provide to Novartis a quarterly written report or reports substantially in the form set forth in Schedule A showing each of: (a) gross sales for Licensed Products in the Field in the Territory in both USD and local currencies during the reporting period and cumulatively; (b) Net Sales for Licensed Products in the Field in the Territory both in USD and local currencies during the reporting period and cumulatively; (c) units sold for the reporting period and cumulatively; (d) date of First Commercial Sale for each Licensed Product in each country. For the avoidance of doubt, such written report shall also show details on the aforementioned (a) to (c) items for: (i) NLS, its Affiliates and authorized sublicensees; (ii) last Calendar Quarter and year to date data, for example, up to the last month of the last Calendar Quarter; and (iii) for each Licensed Product (“Sales Report”) Sales Reports shall be considered Information of NLS. The obligation of NLS to produce and communicate the Sales Report under this article shall immediately cease and shall become null and void once the Net Sales Milestone payment has occurred as per clause 6.4(a).

7.5 Records and Audit Rights.

(a)	NLS shall keep complete, true and accurate books and records in accordance with the Accounting Standards in relation to its obligations under this Agreement, including regarding Net Sales and the Sales Report. NLS will keep such books and records for at least three (3) years following the Calendar Quarter to which they pertain.

(b)	Novartis shall have the right for a period of three (3) years after receiving each Sales Report to appoint an internationally-recognized independent accounting firm (hereinafter referred to as the “Auditor”) to inspect the relevant records of NLS and its Affiliates or its sublicensees to verify such reports, statements, records or books of accounts, as applicable. NLS’ agreements with its Affiliates or sublicensees shall permit such audit by Novartis. The Auditor shall have the right to disclose to Novartis and/or other Affiliates of Novartis its conclusions regarding any payments owed under this Agreement. Novartis shall have the right to do one audit per calendar year, and can only audit the same period once.

(c)	NLS and its Affiliates and sublicensees shall make their records available for inspection by the Auditor during regular business hours at such place or places where such records are customarily kept, upon receipt of reasonable advance notice from Novartis, its Affiliate or designated independent accounting firm, to verify the accuracy of the Sales Reports and compliance with this Agreement. Novartis agrees to, and to cause the Auditor to, hold in confidence all information received and all information learned in the course of any audit or inspection, except to the extent that such information is not confidential and/or it is necessary to disclose it to enforce its rights under this Agreement or if disclosure is required by Law.

(d)	Novartis shall pay for such audits, as well as its own expenses associated with enforcing its rights with respect to any payments hereunder, except that, if an underpayment exists such that the interest amount calculated under section 7.4(e) below is more than five percent (5%) of a particular milestone amount that was audited, the reasonable fees and expenses charged by or incurred by the Auditor shall be paid by NLS.

(e)	In the event that the final result of the inspection reveals an undisputed underpayment by NLS, the underpaid amount shall be settled promptly to Novartis with interest at the rate per annum equal to the lesser of: (i) two (2) times the three (3)-month USD-LIBOR rate (or if the three (3)-month USD-LIBOR rate is no longer available, its official successor or such other comparable interbank three-month borrowing rate) as quoted on Bloomberg (or if it no longer exists, a similarly authoritative source); or (ii) the highest rate permitted by Law, calculated on the number of days such payment is paid after the date such payment is due, and compounded monthly from the date such underpayment was due until the date that NLS makes the underpayment.

(f)	For the avoidance of doubt, the information provided by NLS pursuant to this Section 7.5 shall be deemed to be Information of NLS for purposes of this Agreement.

8.	REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1 Representations and Warranties by Each Party. Each Party represents and warrants to the other as of the Effective Date that:

(a)	It is a company duly organized, validly existing, and in good standing under the Laws of its jurisdiction of formation.

(b)	It has full corporate power and authority to execute, deliver, and perform this Agreement, and has taken all corporate action required by Law and its organizational documents to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

(c)	This Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms.

(d)	The execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant to this Agreement, and the consummation of the transactions contemplated hereby do not and shall not: (i) conflict with or result in a breach of any provision of its organizational documents; (ii) result in a breach of any agreement to which it is a party that would impair the performance of its obligations hereunder; or (iii) violate any applicable Law.

8.2 Novartis Representations and Warranties. Novartis represents and warrants to NLS that as of the Effective Date:

(a)	To its knowledge, Novartis and/or its Affiliates is the sole owner of the Licensed Data, free and clear of all liens, and has the right to grant to NLS the licenses as purported to be granted hereunder.

(b)	There is no pending or, to its knowledge, threatened, litigation or other action that alleges, or any written communication alleging, that Novartis’s activities with respect to the Compound or the Licensed Data have infringed or misappropriated any of the Intellectual Property Rights of any Third Party.

8.3 NLS Representations, Warranties and Covenants. NLS represents, warrants, and covenants to Novartis that, as of the Effective Date:

(a)	NLS shall comply with all applicable Law with respect to the performance of its obligations hereunder, including complying with cGMP, cGCP and cGLP, where applicable.

(b)	(i) Neither NLS, nor, to its knowledge, any employee, agent or subcontractor of NLS, involved in or who will be involved in the Development, Manufacture and/or Commercialization of the Compound and/or Licensed Products has been debarred under Subsection (a) or (b) of Section 306 of the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 335a); (ii) no Person who is known by NLS to have been debarred under Subsection (a) or (b) of Section 306 of said Act will be employed by NLS in the performance of any activities hereunder; and (iii) to its knowledge, no Person on any of the FDA clinical investigator enforcement lists (including, but not limited to, the (1) Disqualified/Totally Restricted List, (2) Restricted List, and (3) Adequate Assurances List will participate in the performance of any activities hereunder.

(c)	NLS, together with its Affiliates, contractors, sublicensees and distributors, has or will have the necessary resources and expertise, including relevant approvals and licenses (or the resources to acquire the expertise) to carry out its obligations hereunder.

(d)	NLS acknowledges that (i) it has been furnished the materials relating to the Licensed Data and Licensed Know-How that it has requested, ; (ii) it has completed to its satisfaction an independent investigation of the Licensed Data, Licensed Know-How that it has requested; and (iii) in making its decision to enter into this Agreement, and to consummate the transactions contemplated hereby, it has relied solely on the results of its own independent investigation and analysis and the representations and warranties set forth in Sections 8.1 and 8.2. NLS has no knowledge that any representations or warranty of Novartis made in this Agreement are not true and correct.

(e)	Execution of Data Transfer Agreements. Upon the request of Novartis, NLS shall enter into appropriate data transfer agreements with Novartis and its Affiliates as needed to satisfy cross-border transfer obligations relating to personal data, such as the European Commission Standard Contractual Clauses or other similar agreements.

(f)	Prohibited Cross-Border Transfers. NLS shall not, and shall not permit any of its subcontractors to, process personal data in a manner that involves (i) the transfer of such personal data from one country to any other country (the EU and Switzerland constituting a single country for this purpose), or (ii) accessing personal data from another country; in each case without the prior written consent of Novartis or as explicitly permitted in the Agreement.

8.4 NLS Anti-Corruption Covenants.

(a)	NLS agrees that none of its actions with respect to this Agreement will violate any anti-corruption Laws, including but not limited to the U.S. Foreign Corrupt Practices Act or any other Law applicable to bribery, or any applicable standard implementing compliance with such Laws that are adopted by Novartis and/or its Affiliates from time to time during the Term (the “Compliance Standards”), or cause Novartis and/or its Affiliates to suffer reputational harm.

(b)	Specifically, with regard to anti-bribery, in addition to the above, NLS undertakes not to bribe anyone either directly or through intermediaries, such as agents, consultants, advisers, or any other business partners (“Intermediaries”). NLS understands that Novartis and its Affiliates do not distinguish between public officials and private persons so far as bribery is concerned; bribery is not tolerated, regardless of the status of the recipient. NLS also agrees and undertakes not to make any facilitation payment, directly or through Intermediaries. This applies irrespective of whether or not local Law permits facilitation payments. For clarity, facilitation payments are payments to public officials to expedite the performance of duties of a non-discretionary nature. These payments are intended to influence only the timing of the public officials’ actions (e.g. payments to expedite visa issue or clearing goods through customs), but not their outcome.

(c)	NLS shall be solely responsible for training its personnel and sales force and any other employee who is involved with the activities set forth in this Agreement on anti-bribery at its own expense.

8.5 No Other Warranties. EXCEPT AS EXPRESSLY STATED IN THIS ARTICLE 8, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, INCLUDING BUT NOT LIMITED TO WARRANTIES OF TITLE, NON-INFRINGEMENT, VALIDITY, ENFORCEABILITY, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE COMPOUND, LICENSED PRODUCT(S), LICENSED IP, LICENSED PLATFORM PATENTS, AND MANUFACTURING PLATFORM TECHNOLOGY PROVIDED BY NOVARTIS OR ITS AFFILIATES HEREUNDER ARE MADE AVAILABLE TO NLS ON AN “AS IS” BASIS WITHOUT WARRANTY WITH RESPECT TO COMPLETENESS, COMPLIANCE WITH REGULATORY STANDARDS OR OTHER APPLICABLE LAW OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER KIND OF WARRANTY WHETHER EXPRESS OR IMPLIED.

9.	INDEMNIFICATION

9.1 NLS Indemnification Obligations. NLS shall indemnify and hold Novartis, its Affiliates and their respective officers, directors, agents and employees (“Novartis Indemnitees”) harmless from and against any and all costs, charges, claims, damages or expenses (including attorneys’ fees and expenses) (“Losses”) against or incurred by them to the extent arising or resulting from:

(a)	any activity by NLS that is outside of the Field;

(b)	the negligence, reckless or wanton intentional acts or omissions of NLS, its Affiliates, subcontractors or sublicensees;

(c)	NLS’ breach of any representation, warranty or covenant as set forth in this Agreement;

(d)	NLS’ breach of the scope of the licenses set forth in Section 2.1;

(e)	any inquiry and/or investigation conducted by a Governmental Entity in connection with this Agreement;

(f)	any claim that asserted by a third party arising out of the sale or use of a product developed by NLS and/or drug substance used in such product that NLS develops as a result of this Agreement, including but not limited to claims that arise from, relate to or are in connection with injury or death to a human being, whether premised on allegations of design or manufacturing defect, negligence, failure to warn, breach of warranty, or any other legal theory, or any claims premised on regulatory action or voluntary action involving such a product or drug substance, such as product recalls; and

(g)	any claim that is asserted by a third party for infringement of any Intellectual Property Rights as a result of this Agreement, or arising out of the development, Commercialization and Manufacture of Licensed Product in the Field.

9.2 Indemnification Procedure. Novartis shall:

(a)	promptly notify NLS of a Loss;

(b)	permit NLS to participate in or lead the conduct, defense and/or settlement of such claim, proceeding, inquiry or investigation, provided however, that NLS shall not compromise or otherwise settle the same without Novartis’s prior written consent, which shall not be unreasonably withheld or delayed; and

(c)	reasonably assist, at NLS’ expense, in the investigation and defense of such claim, proceeding, inquiry or investigation.

10.	Insurance Requirements

NLS warrants that it has sufficient insurance to provide for the financial protection related to its liabilities and responsibilities under this Agreement. Further, prior to the initiation of any clinical trials for the Compound and/or any Licensed Products in any country in the Territory, NLS warrants that it will secure appropriate clinical trials insurance providing coverage in accordance with the respective rules and regulations in place by the appropriate Regulatory Authority in such country in the Territory. NLS shall provide to Novartis a written summary of such insurance policy within sixty (60) days of Novartis’s written request. NLS agrees that it shall give Novartis at least thirty (30) days’ written notice prior to the cancellation or termination of any such insurance policy, or any material change that restricts the coverage or reduces the limits afforded by any such insurance policy.

11.	LIMITATION ON LIABILITY

IN NO EVENT SHALL NOVARTIS OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY DAMAGES IN CONNECTION WITH THIS AGREEMENT OR ANY PRODUCT THAT IS DEVELOPED OR COMMERCIALIZED BY NLS HEREUNDER. IN ADDITION, NEITHER NOVARTIS NOR ANY OF ITS AFFILIATES SHALL BE LIABLE IN CONTRACT, TORT, NEGLIENCE, BREACH OF STATUTORY DUTY OR OTHERWISE FOR ANY SPECIAL, INDIRECT, INCIDENTIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OR FOR ANY ECONOMIC LOSS OR LOSS OF PROFITS SUFFERED BY NLS.

12.	TERM AND TERMINATION

12.1 Term.

(a)	This Agreement shall come into force on the Effective Date and, subject only to earlier termination pursuant to this Article 12, shall terminate upon NLS’s termination of the Commercialization of the Licensed Products in the Field in the last country of the Territory in which Commercialization had actually begun (the “Term”).

(b)	Upon the expiration of this Agreement, the license grants to NLS in Section 2.1 shall continue on a non-exclusive, perpetual, royalty-free, fully paid-up basis for the Territory.

12.2 NLS Termination. Upon written notice to Novartis, NLS may terminate this Agreement for cause due to the following events:

(a)	an Insolvency Event of Novartis occurs; or

(b)	Novartis materially breaches its obligations hereunder and fails to cure such breach within a period of sixty (60) days after the occurrence of such material breach; or

12.3 Novartis Termination. Upon written notice to NLS, Novartis may terminate this Agreement for cause due to the following events:

(a)	NLS fails to pay any undisputed amount due under Article 6 and NLS fails to remedy such failure within thirty (30) days of receipt of a written notice from Novartis specifying such failure;

(b)	an Insolvency Event occurs; or

(c)	NLS materially breaches its obligations hereunder and fails to cure such breach within a period of sixty (60) days after the occurrence of such material breach.

(d)	NLS is not able to initiate a Phase 3 Clinical Trial in any indications in the Field in the Territory by December 31, 2021.

12.4 Effect of Termination. Except as otherwise specifically provided in this Section 12.5, in the case of termination in accordance with Section 12.2 (NLS Termination), Section 12.3 (Novartis Termination):

(a)	All the licenses and rights granted to NLS hereunder will cease and revert to Novartis as of the date of such termination and NLS shall cease all use thereof.

(b)	NLS shall promptly return to Novartis and/or its Affiliates, or, at Novartis’s request, destroy, all material, and documents provided to NLS related to the Compound, or any Licensed Products hereunder.

(c)	To the extent permitted by applicable Law, and at Novartis’s request and expense, NLS will promptly assign to Novartis and/or its Affiliates all clinical data, Regulatory Approvals, Regulatory Filings, regulatory dossiers, and other regulatory materials submitted and controlled by NLS related to the Licensed Data. If NLS is restricted under applicable Law from transferring ownership of any of the foregoing items to Novartis, NLS shall grant Novartis and/or its Affiliates (or its or their designee(s)) a right of reference or use to such item (it being understood that NLS shall transfer the same to Novartis when possible). NLS shall, at Novartis’s request and expense, take actions reasonably necessary to effect such transfer or grant of right of reference or use to Novartis and/or its Affiliates, including by making such filings as may be required with Regulatory Authorities in the Territory that may be necessary to record such assignment or effect such transfer.

(d)	Solely in the event of termination by NLS pursuant to Section 12.2(b), NLS shall be permitted to sell any remaining inventory of Licensed Product(s) in the ordinary course of business until such inventory of Licensed Product(s) is depleted or for a period of thirty (30) days from the date of such termination by NLS, whichever period of time is shorter. For the avoidance of doubt, in no event shall NLS be permitted to sell any inventory (including any work in process).

12.5 Accrued Rights. The early termination or expiration of this Agreement for any reason will be without prejudice to any rights that have accrued to the benefit of either Party prior to the early termination or expiration of this Agreement, and any and all damages arising from any breach or default hereunder, including any payments due to Novartis from NLS hereunder. Upon the early termination or expiration of this Agreement for any reason, the Parties shall have no further obligation to perform any activities under this Agreement other than as provided for or referenced in this Article 14.

12.6 Termination Not Sole Remedy. Termination is not the sole remedy under this Agreement, and whether or not termination is effected and notwithstanding anything contained in this Agreement to the contrary, all other remedies under applicable Law will remain available except as otherwise agreed to herein.

12.7 Survival. Notwithstanding any other provision of this Agreement, the following provisions shall survive the termination or expiration of this Agreement for any reason, in accordance with their respective terms and conditions, and for the duration stated, and where no duration is stated, shall survive for so long as required to give effect to the subject matter of the provision: Article 1 (Definitions and Interpretation), Section 2.2 (Sublicensing) Section 2.3 (Reservation of Rights by Novartis), Section 5.1 (Ownership; Grant-Back to Novartis), Article 6 (Financial Provisions), Article 9 (Indemnification), Article 10 (Insurance), Article 11 (Limitation on Liability), Article 12 (Term and Termination), Article 13 (Confidentiality), Article 14 (Press Releases and Publications), Article 15 (Miscellaneous).

13.	CONFIDENTIALITY

13.1 Duty of Confidence. Subject to the other provisions of this Article 13, all Information will be maintained by the Parties in confidence and otherwise safeguarded by the Parties. Each Party may only use the Information strictly for the purposes of this Agreement and pursuant to the rights and obligations of such Party under this Agreement. Subject to the other provisions of this Article 13, each Party shall hold as confidential such Information of the other Party or such Party’s Affiliates (in the case of Novartis, where Affiliates of Novartis disclose Information) in the same manner and with the same protection as such recipient Party maintains its own confidential information, but in no event less than a reasonable degree of care. Subject to the other provisions of this Article 13, a Party may only disclose Information to employees, agents, contractors, consultants and advisers of such Party and in the case of Novartis, Novartis may also disclose to its Affiliates and their employees, agents and contractors, and in the case of NLS, NLS may also disclose to its sublicensees to the extent reasonably necessary for the purposes of, and for those matters undertaken pursuant to, this Agreement, provided that such Persons are bound to maintain the confidentiality of the Information in a manner consistent with the confidentiality provisions of this Agreement.

13.2 Exceptions. The obligations under this Article 13 shall not apply to any Information to the extent the recipient Party can demonstrate by competent evidence that such Information:

(a)	is (at the time of disclosure) or becomes (after the time of disclosure) known to the public or part of the public domain through no breach of this Agreement by the recipient Party or its Affiliates;

(b)	was known to, or was otherwise in the possession of, the recipient Party or its Affiliates prior to the time of disclosure by the disclosing Party or any of its Affiliates;

(c)	is disclosed to the recipient Party or an Affiliate on a non-confidential basis by a Third Party who is entitled to disclose it without breaching any confidentiality obligation to the disclosing Party or any of its Affiliates; or

(d)	is independently developed by or on behalf of the recipient Party or its Affiliates, as evidenced by its written records, without reference to the Information disclosed by the disclosing Party or its Affiliates under this Agreement.

13.3 Authorized Disclosures.

(a)	In addition to disclosures allowed under Section 13.2, NLS may disclose Information belonging to Novartis or its Affiliates to the extent such disclosure is necessary in connection with the Regulatory Filings for a Licensed Product.

(b)	In addition to disclosures allowed under Section 13.2, either Party may disclose Information belonging to the other Party (and/or its Affiliates) to the extent such disclosure is necessary to: (i) prosecute or defend litigation as permitted by this Agreement, and/or (ii) comply with applicable court orders or governmental regulations or any securities regulatory organization’s disclosure requirements.

(c)	In the event the recipient Party is required to disclose Information of the disclosing Party by Law or in connection with bona fide legal process, such disclosure shall not be a breach of this Agreement, provided that the recipient Party (i) informs the disclosing Party as soon as reasonably practicable of the required disclosure; (ii) limits the disclosure to the required purpose; and (iii) at the disclosing Party’s request and expense, assists in an attempt to object to or limit the required disclosure.

13.4 Ongoing Obligation for Confidentiality. Upon early termination of this Agreement for any reason, each Party and its Affiliates shall immediately (a) return to the other Party or destroy any Information supplied or disclosed by the other Party together with all hard copies thereof, except for (i) such copies as must be retained pursuant to applicable Law, and (ii) one copy which may be retained in its confidential files for archive purposes; (b) destroy all notes and all summaries or extracts in any medium prepared by or on behalf of recipient derived from this Information; and (c) use all best efforts to procure that all third parties, to which this Information was disclosed, destroy or erase any Information contained in any materials and documentation recorded in any memory device.

13.5 Termination of Prior Confidentiality Agreement. This Agreement supersedes and replaces the Confidentiality Agreement between the Parties dated February 1, 2016 and amended on February 18, 2016. All information exchanged between the Parties under such Confidentiality Agreement shall be deemed Information hereunder and shall be subject to the terms of this Article 13.

14.	PRESS RELEASES AND PUBLICATIONS

Neither Party shall issue any press release, trade announcement or make any other public announcement or statement with regard to the transactions contemplated by this Agreement without the other Party’s prior written consent, which shall not be unreasonably withheld. Where consent is forthcoming, the Parties agree to consult with each other regarding the content of any such press release or other announcement. The aforementioned restriction shall not apply to announcements required by any Regulatory Authority, security exchanges or Governmental Entity under applicable Law, provided, that in such event the Parties shall coordinate the wording and NLS shall take into consideration any requests of Novartis. Each Party hereto acknowledges that NLS and Novartis shall have the right to disclose a brief summary of the transaction, including the amounts payable by NLS under this Agreement, in its official financial reports.

15.	MISCELLANEOUS

15.1 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed under the Laws of Switzerland, without giving effect to the conflicts of Laws provisions thereof, and with the exclusion of the Vienna Convention on the International Sale of Goods. The parties irrevocably agree that the courts of Basel City, Switzerland shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in any way relate to this Agreement or its formation and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of Basel City, Switzerland. Each Party further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

15.2 Assignment.

(a)	Neither Party may assign its rights and obligations under this Agreement without the other Party’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed.

(b)	Notwithstanding Section 15.2(a), Novartis may, without the consent of NLS, assign and/or novate this Agreement or any of its rights or obligations (i) to an Affiliate; (ii) to a successor to all or substantially all of its business or assets to which this Agreement relates; or (iii) to Novartis Pharma AG or any of its affiliates at any time, regardless of whether Novartis is, at the time of such assignment and/or novation, an affiliate of Novartis Pharma AG, or (iv) to an unaffiliated third party.

(c)	Notwithstanding Section 15.2(a), NLS may, without the consent of Novartis, assign and/or novate this Agreement or any of its rights or obligations to an Affiliate, provided however, that such assignment to an Affiliate shall be subject to a written agreement that (i) requires the assignee to comply with all applicable obligations of this Agreement, and (ii) is not in conflict with any term of this Agreement. In the event of a Change of Control of NLS:

(i)	Novartis shall have the right to require that NLS, the Third Party with whom such Change of Control is effected and each of their respective Affiliates, (1) adopt procedures reasonably calculated, as approved by Novartis which shall not be unreasonably withheld to limit the dissemination of Sensitive Information to only those Persons employed by or under contract with NLS, in each case having a need to know such Sensitive Information in order for NLS to perform its obligations and exercise its rights under this Agreement; (2) prohibit and limit the use and disclosure of Sensitive Information for competitive reasons against Novartis and its Affiliates, including the use of Sensitive Information for the Development, use, Manufacture, and/or Commercialization of the Compound and/or Licensed Products in the Field; and (3) comply with the restrictions on use of Permitted sublicensees for purposes of Manufacturing as set forth in Section 2.2(a) and such other related provisions. Without limiting the foregoing or being limited thereby, at a minimum in such circumstance, no Sensitive Information shall be disclosed to or used by any Person who is also working on or making decisions regarding any product that is competitive with any Licensed Product at the time of receipt or use of any Sensitive Information, or within two (2) years following receipt or use of any Sensitive Information. For the avoidance of doubt, the foregoing applies equally to technical staff as well as senior management.

(ii)	For the purpose of this Section 15.2(c), “Change of Control” means, with respect to NLS: (1) the sale, conveyance, transfer, or lease of all or substantially all of NLS’ assets or business relating to this Agreement to any Third Party; (2) a merger, reorganization or consolidation involving NLS in which the total voting power of the stock of NLS outstanding immediately prior thereto ceases to represent at least fifty percent (50%) of the combined voting power of the stock outstanding of the surviving entity normally entitled to vote in elections of directors immediately after such merger, reorganization or consolidation; or (3) a Person or group of Persons acting in concert becoming the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the stock then outstanding of NLS normally entitled to vote in elections of directors.

(iii)	For the purpose of this Section 15.2(c), “Sensitive Information” means all Information of Novartis disclosed to or otherwise available to NLS or Persons employed by or under contract with NLS and Information arising from the Parties’ performance of this Agreement in relation to the Development, use Manufacture, and/or Commercialization of the Compound and/or Licensed Products in the Field.

(d)	Any permitted assignee shall assume all obligations of the assigning Party under this Agreement (or the assigned portion in the case of any partial assignment), and no permitted assignment shall relieve the assignor of liability hereunder. Any attempted assignment in contravention of this Section 15.2 will be null and void. Subject to the terms of this Agreement, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

15.3 Injunctive Relief. The Parties understand and agree that monetary damages may not be a sufficient remedy for breach of this Agreement and that each Party will be entitled to seek equitable relief, including injunction and specific performance for any such breach. Nothing contained in this Agreement shall be construed as limiting a Party’s right to any other remedies it may have under this Agreement or in Law, including, without limitation, the recovery of damages for breach of this Agreement.

15.4 Force Majeure. If and to the extent that either Party is prevented or delayed by Force Majeure from performing any of its obligations under this Agreement and promptly so notifies the other Party in writing, specifying the matters constituting Force Majeure together with such evidence in verification thereof as it can reasonably give and specifying the period for which it is estimated that the prevention or delay will continue, then the Party so affected shall be relieved of liability to the other for failure to perform or for delay in performing such obligations (as the case may be), but shall nevertheless use its commercially reasonable efforts to resume full performance thereof.

15.5 No Trial By Jury. THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO TRIAL BY JURY.

15.6 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand or by express courier service (in both instances with written confirmation of receipt), or (b) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses set forth below (or to such other addresses as a Party may designate by written notice):

If to NLS:

NLS Pharmaceutics Ltd.

Alter Postplatz 2

6370 Stans

Switzerland

Attn: Chief Executive Officer

If to Novartis:

Novartis Pharma AG

Lichtstrasse 35, CH-4056 Basel

Attn: Head, Alliance Management

With a copy at the same address to:
General Counsel, Novartis Pharma AG

Each Party may change its address for purposes of this Agreement by written notice to the other Party.

15.7 Waiver and Amendments. The failure of a Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

15.8 Severability. Without prejudice to any other rights that a Party may have pursuant to this Agreement, every provision of this Agreement is intended to be severable. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect. The Parties hereto agree to consult each other and to agree upon a new stipulation which is permissible under the Law and which comes as close as possible to the original purpose and intent of the invalid, void or unenforceable provision.

15.9 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

15.10 Relationship of the Parties. Nothing contained in this Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Novartis and NLS, or to constitute one as the agent of the other. Moreover, each Party agrees not to construe this Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.

15.11 Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Agreement.

15.12 Further Assurances. Novartis and NLS hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all such other documents and take any such other action as may be reasonably necessary to carry out the intent and purposes of this Agreement.

15.13 Headings. Titles or captions of articles and sections contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any provision hereof.

15.14 Compliance with Law. Each Party shall perform its obligations under this Agreement in accordance with all applicable laws. No Party shall, or shall be required to, undertake any activity under or in connection with this Agreement which violates or which it believes, in good faith, may violate any applicable law.

15.15 No Third Party Beneficiary Rights. The provisions of this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights to any third Party (including any third party beneficiary rights).

15.16 English Language. This Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

15.17 Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

15.18 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

NOVARTIS PHARMA AG		NLS PHARMACEUTICS LTD.

By:	/s/ Jean-Marc Sequter	By:	/s/ Ronald Hafner
Name:	Jean-Marc Sequter	Name:	Ronald Hafner
Title:	Global BDL Head Divestment/Out-Licensing	Title:	Chairman of the Board

By:	/s/ Shusaku Iwasaki	By:	/s/ Alex Zwyer
Name:	Shusaku Iwasaki	Name:	Alex Zwyer
Title:	Senior Legal Counsel	Title:	CEO

SCHEDULE A
SALES REPORT FORM

Schedule B

licensed data

Licensed Data to be provided subject to the time periods specified in the definition of “Licensed Data” in this Agreement. Embedded NDA Table of Contents pdf at end of this Schedule B is provided for reference only.

All available mazindol data referred to and included in the 1972-02-25 Original NDA 17247.

o	Available as scanned documents: volumes 1 to 52

o	To be scanned upon request of Licensee: volumes 53 to 418

All available mazindol data used for the formulation, manufacturing, including stability and other data, pre-clinical and development of the Licensed Product as stored in the Novartis electronic document management systems.

All post-marketing periodic safety reports/updates from 1973-1999 and at any later date

o	PSURs available as scanned documents: PSURs for period 1995-2010.

o	To be checked for availability and scanned if available: PSUR version 1, covering the period from launch till end of 1994

o	Other safety related scanned documents available, as follows:

SCHEDULE C

KNOWLEDGE

Jean Marc Sequier

Head, Divestments & Outlicensing